

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2021

J. Robison Hays, III
Chief Executive Officer
ASHFORD HOSPITALITY TRUST INC
14185 Dallas Parkway
Suite 1200
Dallas, TX 75254

      Re: ASHFORD HOSPITALITY TRUST INC
          Form S-11
          Filed September 10, 2021
          File No. 333-259427

Dear Mr. Hays, III:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Stacie Gorman at 202-551-3585 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Real Estate & Construction

cc: Gregory P. Patti , Esq.